                                   Exhibit 99.p

                                  CODE OF ETHICS

                          MH Elite Portfolio of Funds, Inc.

                                  GENERAL POLICY

This Code of Ethics is based on the principle that the officers, directors, and employees of the Fund and the officers, directors, and employees of the Fund's investment adviser owe a fiduciary duty to the shareholders of the Fund and,

therefore, the Fund's and investment adviser's personnel must place the shareholder's interest ahead of their own.  The Fund's and investment adviser's personnel must also avoid any conduct which could create a potential conflict of interest and must ensure that they conduct business with the highest level of ethical standards.

                                  PROHIBITED ACTS

The Code of Ethics strictly prohibits the following acts:

    1)  Employing any device, scheme or artifice to defraud;

    2)  Making any untrue statement of a material fact;

    3)  Omitting to state a material fact necessary in order to make a statement, in light of the circumstances under which it is made,

        not misleading.

    4)  Engaging in any fraudulent or deceitful act, practice or course of business; or,

    5)  Engaging in any manipulative practices.

                               Conflicts of Interest

Fund personnel have a duty to disclose potential and actual conflicts of interest to the Fund.  The Fund will notify all shareholders of any potential or actual conflicts of interest.  In order to avoid any appearance of conflict of interests, Fund personnel should not accept any gifts (other than de minimis gifts, which are usually defined as having a value under $100.00) from persons or entities doing business with the Fund.

                          COMPLIANCE and ACKNOWLEDGEMENT

All Fund personnel are required to annually acknowledge that they have read and understood this Code of Ethics and will comply in all respects with this Code.